UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

STAPLES, INC.
(Exact name of registrant as specified in charter)

Delaware	0-17586	04-2896127
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Five Hundred Staples Drive, Framingham, MA	01702
(Address of principal executive offices)	(Zip Code)

Michael T. Williams, Executive Vice President, Chief Legal Officer & Secretary	508-253-5000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Introduction

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the "Conflict Minerals Rule”), Staples, Inc. ("Staples," the "Company" or "we") is filing this Form SD to disclose information relating to the use and sourcing of columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten ("3TG" or "Conflict Minerals") that are necessary to the functionality or production of products we manufacture or contract to manufacture, including whether such minerals originated in the Democratic Republic of the Congo ("DRC") or an Adjoining Country. For purposes of the Conflict Minerals Rule, this Form SD and the CMR (as defined below), Adjoining Countries include the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

(a)
During the reporting period covering January 1, 2016 through December 31, 2016 (the "2016 Report Year"), Staples contracted to manufacture products for which 3TG is necessary to the functionality or production.

(b)
Staples conducted a reasonable country of origin inquiry ("RCOI") designed to determine whether any 3TG originated in the DRC or an Adjoining Country, or from recycled or scrap sources. Based on this RCOI, Staples determined that it was required to exercise due diligence on the source and chain of custody of such 3TG and to file a Conflict Mineral Report ("CMR") for the 2016 Report Year. Our CMR for the 2016 Report Year is attached hereto as Exhibit 1.01.

This Form SD and the associated CMR for the 2016 Report Year are posted to a publicly available Internet site at http://www.staples.com/sbd/cre/marketing/about_us/ethical-sourcing.html. The content of any website referred to herein is included for general information only and is not incorporated by reference in this Form SD or the CMR.

Item 1.02 Exhibit
Our CMR for the 2016 Report Year, as required by Item 1.02., is attached hereto as Exhibit 1.01.

Item 2.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report for the reporting period covering January 1, 2016 through December 31, 2016, as required by Items 1.01 and 1.02.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date:	May 26, 2017	Staples, Inc.

		By:	/s/ Michael T. Williams
Michael T. Williams
Executive Vice President,
Chief Legal Officer & Secretary